Exhibit 99.1

Annual General and Special Meeting of Shareholders

JUNE 16, 2022

REPORT OF VOTING RESULTS
in accordance with section 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations

Following the annual general and special meeting of shareholders of Nouveau Monde Graphite Inc. (the “Corporation”) held on June 16, 2022 (the “Meeting”), we hereby advise you of the results of the votes cast at the Meeting.

1.	Election of Directors

Based on the proxies received and the votes cast at the Meeting, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting. Accordingly, the results are set out below:

Name of Nominee	Outcome	Votes in Favour	% Votes in Favour	Votes Withheld	% Votes Withheld
Daniel Buron	Elected	27,047,382	99.38	169,213	0.62
Eric Desaulniers	Elected	27,195,576	99.92	21,019	0.08
Arne H. Frandsen	Elected	26,278,327	96.55	938,268	3.45
Jürgen Köhler	Elected	27,188,195	99.90	28,400	0.10
Nathalie Pilon	Elected	27,202,861	99.95	13,734	0.05
James Scarlett	Elected	27,034,959	99.33	181,636	0.67
Andrew Willis	Elected	27,164,762	99.81	51,833	0.19

2.	Appointment of the External Auditor and Authorization Given to Directors to set its Compensation

Based on the proxies received and the votes cast at the Meeting, PricewaterhouseCoopers L.L.P. was appointed as an external auditor of the Corporation for the ensuing year and the directors were authorized to set its compensation, with the following results:

Votes in Favour	% Votes in Favour	Votes Withheld	% Votes Withheld
30,130,892	99.81	56,359	0.19

3.	Ratification and Confirmation of the Corporation’s Stock Option Plan

Based on the proxies received and the votes cast at the Meeting, the stock option plan adopted by the Board of Directors of the Corporation on April 18, 2018 was ratified and confirmed for an additional year, with the following results:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
26,120,204	95.97	1,096,391	4.03